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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28026

A♭
3/12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING ____01/01/08____ AND ENDING ____12/31/08____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

SEC
Mail Processing
Section

MAR ~ 4 2009

Washington, DC
100

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551   WEST   SUNRISE   BOULEVARD,   SUITE   102A
(No. and Street)

PLANTATION   FLORIDA   33322
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR   (954) 476-7011
                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- if individual, state last, first and middle name)

7075 Grenville Road   Tallahassee   Florida   32309
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, __EMIL A. AKAR_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of____AKAR CAPITAL MANAGEMENT, INC._____, as of __DECEMBER 31, 2008__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____**NONE**_____

NOTARY PUBLIC-STATE OF FLORIDA
Robert Larrick
Commission # DD544084
Expires: APR. 29, 2010
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

Signature

This report ** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of   consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous   audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2008 and 2007 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc.** as of December 31, 2008 and 2007, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 12, 2009

1

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 52,808	$ 50,086
Accounts receivable	11,728	13,065
Prepaid expenses	2,841	2,820
Total current assets	67,377	65,971
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:		
Furniture, equipment and leaseholds	80,972	75,622
Less accumulated depreciation	61,012	57,834
Net furniture and equipment	19,960	17,788
TOTAL	$ 87,337	$ 83,759
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Cash overdraft	$ -0-	$ 434
Accounts payable and accrued expenses	5,698	6,296
Commissions payable	1,145	1,902
Payroll taxes payable	1,668	1,669
Total current liabilities	8,511	10,301
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20,943	20,943
Retained earnings	57,863	52,495
Total stockholder equity	78,826	73,458
TOTAL	$ 87,337	$ 83,759

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Commisions	$ 184,447	$ 206,613
Management fee income	106,891	94,921
Other income	9,215	32,481
Total revenue	300,553	334,015
EXPENSES:		
Clearing charges	32,486	33,354
Commissions and wages	68,314	85,578
Data and regulation	11,688	12,505
Rent expense	11,142	14,276
Other expenses	119,667	118,645
Total expenses	243,297	264,358
INCOME BEFORE TAXES	57,256	69,657
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	57,256	69,657
RETAINED EARNINGS - Beginning of year	52,495	58,501
TOTAL	109,751	128,158
LESS DIVIDEND DISTRIBUTIONS	51,888	75,663
RETAINED EARNINGS - End of year	$ 57,863	$ 52,495

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | Common stock | | Additional paid-in | Retained |
	Shares	Amount	capital	earnings
BALANCE - January 1, 2007	20	$ 20	$ 20 943	$ 58 501
Net income for year				69 657
Dividend distributions				(75 663)
BALANCE - December 31, 2007	20	20	20 943	52 495
Net income for year				57 256
Dividend distributions				(51 888)
BALANCE - December 31, 2008	20	$ 20	$ 20 943	$ 57 863

The accompanying notes are an integral part of these financial statements.

4

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flow From Operating Activities:		
Net income	$ 57,256	$ 69,658
Adjustment to reconcile net income to		
net cash provided by (used in) operating activities:		
Depreciation	3,178	2,504
(Increase) in accounts receivable	1,337	2,128
(Increase) in prepaid expenses	(21)	(170)
Increase (decrease) in accounts payable	(1,032)	3,806
Increase (decrease) in commissions payable	(757)	1,484
Increase (decrease) in payroll taxes payable	(1)	(201)
Net cash flow provided by operating activites	$ 59,960	79,209
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	5,350	4,800
Net cash flow provided by (used in) investing activities	(5,350)	(4,800)
Cash Flow From Financing Activities:		
Dividend distribution to officer shareholder	51,888	75,663
Net cash flow provided by (used in) financing activities	(51,888)	(75,663)
Net Increase (Decrease) In Cash	2,722	(1,254)
Cash At Beginning of Year	50,086	51,340
Cash At End of Year	$ 52,808	$ 50,086

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

SUBORDINATED LIABILITIES AT JANUARY 1, 2007	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2007	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2008	$ -0-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET - The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three or ten year period.

CASH EQUIVALENTS - For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2008 and 2007 the net capital ratio was 0.15 to 1and 0.20 to 1 and net capital was $56,025 and $52,766 which exceeded the minimum net capital requirement by $51,025 and $47,766.

NOTE 4 - CASH

Included in cash is a $50,000 and $50,083, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The office space is owned by the officer/shareholder and no new lease has been signed. The Company paid $11,141 and $10,247 in common area charges and $3,308 and $4,030 in real estate taxes toward its rent in 2008 and 2007.

The officer and shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar and acts as the investment manager of the Company. Emil A. Akar the managing member of Akar Management Group, LLC is also the sole shareholder of Akar Capital Management, Inc. through whom all security transactions are conducted. In 2008 and 2007, Akar Capital Management earned $8,948 and $14,900 in management fees, respectively. $562 and $4,175 was unpaid at each year end.

NOTE 7 – PENSION PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Under the plan the employees are allowed to defer part of their salary. The Company also matched with a 3% contribution of $1,996 and $2,056 in 2008 and 2007, respectively.

BRUCE D. SOULE, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 12, 2009

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2008 AND 2007

		2008		2007
COMPUTATION OF NET CAPITAL				
Total stockholder equity	$	78,826	$	73,458
Deductions and/or charges:				
Nonallowable assets:				
Excess cash deposit over requirement		-		(84)
Other assets		(2,841)		(2,820)
Furniture, equipment and leaseholds		(19,960)		(17,788)
NET CAPITAL	$	56,025	$	52,766

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$	5,000	$	5,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$	527	$	687
b. Minimum dollar of net capital required	$	5,000	$	5,000
Excess net capital	$	51,025	$	47,766

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	8,511	$	10,301
Ratio of aggregate indebtedness to net capital		0.15:1		0.20:1

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2008 AND 2007

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2008 and 2007 was $61,334 and $58,651.

	2008	2007
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 61,334	$ 58,651
1. Increase in net capital due to trade date adjustment	395	241
2. Net increase in accounts payable	(5,704)	(6,043)
3. Excess cash deposit over requirement	-0-	(83)
Net capital per report	$ 56,025	$ 52,766

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

Stockholder
Akar Capital Managment, Inc.
Plantation, Florida

I have examined the financial statements of **Akar Capital Mangement, Inc.** for the year ended December 31, 2008 and have issued my report thereon, dated February 12, 2009. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Certified Public Accountant

February 12, 2009